C21 Investments releases letter to shareholders
New CEO outlines strategy to create long-term shareholder value

VANCOUVER, July 16, 2019 – C21 Investments, Inc. (CSE: CXXI and OTC: CXXIF) today released a letter from Sonny L. Newman, President and CEO, to the Company’s shareholders. The letter follows below and can also be accessed from the Company’s website at www.cxxi.ca.

July 16, 2019

Dear fellow shareholders,

It has been about a week since my appointment as President and CEO of C21 Investments. With my first letter, I would like to briefly outline my strategy that has the potential to create long-term value for all of our shareholders. Like you, I have a vested interest in developing a path to a profitable, cash-flow positive and well capitalized company for future expansion.

I am in the process of analyzing our current capital structure, finances, and company structure to develop a strategy for short-term breakeven and long-term profitability and it is clear we have work to do. Our Nevada operations remain strong, contributing 91% of the company’s revenue and all the profit. Oregon’s saturated market continues to be a challenge, right-sizing and integrating our operations there will be our top priority over the next quarter. Eliminating non-critical expenses, reallocating assets, and aligning our human capital are happening now and will continue until our Oregon operations are stabilized.

With our mature consumer packaged goods brands in Oregon, we have leveraged their success and launched into the Nevada market. Hood Oil Vape cartridges were launched on June 6, 2019 in our Silver State Relief dispensaries and have sold over 11,000 units contributing $302,000 of revenue (with gross margin of 25%) in the two retail locations. The Phantom Farms brand will launch on the wholesale market later this month and in our retail locations in early September. Dab Society is also anticipated to launch in September. These are all well-respected brands in Oregon and we look forward to expanding their reputation in the Nevada market.

I am most excited about the long-term potential of the Nevada market. With a state mandated limit on retail locations, Nevada remains an attractive market for the foreseeable future. Over the next two quarters, expanding our successful vertically integrated model in Nevada will also be a top priority. We will be examining opportunities to acquire additional retail locations in Northern Nevada and the Las Vegas area where volume is sufficient to scale and leverage our vertical model to maximize our profitability.

I would like to extend my heartfelt appreciation to all our employees, customers, and shareholders for getting us to this point. Thank you for the opportunity to earn your confidence and trust,

Sonny L Newman
President and Chief Executive Officer

Excerpt from Q1 2020 Management Discussion & Analysis

A B O U T   C 2 1   I N V E S T M E N T S
C21 Investments is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, and Phantom Farms, Swell Companies, Eco Firma Farms, and Pure Green in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 Investments can be found at www.sedar.com and www.cxxi.ca.

Cautionary Statement:
Certain statements contained in this news release may constitute forward-looking statements within the meaning of applicable securities legislation. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.

Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks.

The forward-looking statements contained in this news release represent the Company's expectations as of the date hereof, and are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

The CSE has not accepted responsibility for the adequacy or accuracy of this release.

Media contact:	Investor contact:
Graeme Harris	Dave Goad
S2C Inc.	Investor Relations
graeme@strategy2communications.com	David.goad@cxxi.ca
+1 416 402-7050	+1 833 BUY-CXXI (289-2994)

Michael Kidd
Chief Financial Officer and Director
Michael.kidd@cxxi.ca
+1 833 BUY CXXI (289-2994)